SCHEDULE 14F-1 INFORMATION STATEMENT


                               SKINTEK LABS, INC.

                                959 SHOTGUN ROAD
                                SUNRISE, FL 33326
                         COMMISSION FILE NUMBER: 0-23532
                      -------------------------------------

     INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                 AUGUST 29, 2000

                      ------------------------------------

     NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

                                  INTRODUCTION

     This Statement is being mailed on or about August 29, 2000 to holders of record on August 25, 2000, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Skintek Labs, Inc., a Delaware corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at the closing of the transaction discussed below, to be held on or about September 15, 2000.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Ultimate Warlock, Inc., a California corporation ("UWI") and certain shareholders of UWI, the Company has agreed to acquire at least 90% and up to 100% of UWI's issued and outstanding shares of Common Stock (collectively, the "UWI Stock") in exchange for an aggregate of up to 3,500,000 shares of the Company's Common Stock (the "Transaction").

     As of the date of this Information Statement, there are 5,921,271 shares of the Company's Common Stock issued and outstanding.

     If all of the issued and outstanding shares of UWI Stock are exchanged for 3,500,000 shares of the Company's Common Stock, the holders thereof will own 37% of the Company's 9,421,271 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current directors and officers will be replaced by directors and officers selected by UWI's management (see "Directors and Executive Officers after the Transaction").

     Consummation of the Transaction will result in a change of control. If the transaction is not consummated, the Company's current officers and directors will not be replaced and there will not be a change in control. The Company anticipates, but cannot assure, that the Transaction will be closed on or about September 15, 2000.

                        REASON FOR INFORMATION STATEMENT

     Because a majority of our directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     As of the date of this report, there are outstanding 5,921,271 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                  PRINCIPAL STOCKHOLDERS BEFORE THE TRANSACTION

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                   No.  of               Percentage
     Name                          Shares  Owned         Ownership(1)
     ----                          -------------         ------------

     Stacey  Kaufman               3,821,666(2)               59.5%
     1750  N.W.  65th  Avenue
     Plantation, Florida 33313

     Cathy  Kaufman                3,033,333(3)               47.2%
     1750  N.W.  65th  Avenue
     Plantation, Florida 33313

     Officers and Directors as a
     Group  (2 persons)            3,821,666(1)(2)(3)         59.5%

(1) Based upon 6,421,271 shares issued and outstanding at August 18, 2000, which includes 500,000 shares underlying a stock option by Stacy Kaufman as discussed below.

(2) Includes 3,033,333 shares jointly owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, who are husband and wife, 288,333 shares solely owned of record and beneficially by Stacy Kaufman, with respect to which Cathy Kaufman disclaims any beneficial interest, and 500,000 shares underlying a stock option presently exercisable by Stacy Kaufman, with respect to which Cathy Kaufman disclaims any beneficial interest.

(2) A total of 3,316,333 shares are owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, jointly.

                  PRINCIPAL SHAREHOLDERS AFTER THE TRANSACTION

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, assuming issuance of 3,500,000 shares upon consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed Director and Officer of the Company and all newly- appointed Directors and Officers as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                      Shares of
                                                      Common Stock
                                                      To be owned upon
                                                      Consummation         Percent
Name and Address                Offices to be Held    of the Transaction   of Class(1)
----------------------------  ----------------------  -------------------  -----------
Stacy and Cathy Kaufman                 -                  3,321,666(2)       35.3%
Richard S. Granville III      Chairman, Treasurer,         1,658,647          17.6%
                              Secretary and Director
Carter Read                   President and Director         588,169           6.2%
Mark S. Nemschoff             Director                         2,200              *

Officers and Directors as a
Group (3 persons)                                          2,249,016          29.9%

*  Less  than  1%


(1) Based upon 9,421,271 shares to be issued and outstanding upon consummation of the Transaction.
(2)
(3) Includes 3,033,333 shares jointly owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, who are husband and wife, 288,333 shares solely owned of record and beneficially by Stacy Kaufman, with respect to which Cathy Kaufman disclaims any beneficial interest. Excludes 500,000 shares underlying stock option held by Stacy Kaufman which will be cancelled as of the consummation of the Transaction.

                 DIRECTORS AND EXECUTIVE BEFORE THE TRANSACTION

     The Directors and Officers of the Company as of the date of this Information Statement are as follows:

     Name            Age     Title
     ----            ---     -----

     Stacy Kaufman    34     President, Chief Executive Officer and Director

     Cathy Kaufman    41     Secretary,  Treasurer  and  Director

     All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and shall qualify. Officers serve at the discretion of the Board of Directors, but the Company effective March 30, 1999 entered into a five year employment agreement with Stacy Kaufman. See Executive Compensation below.

     Stacy Kaufman has served as President, Chief Executive Officer and a Director of Performance Brands, Inc. (the "Subsidiary") from its inception, having organized the Subsidiary in September, 1995 and the Company since March 1999. The Subsidiary was acquired by the Company in March 1999. Mr. Kaufman serves the Company in a full time capacity. Mr. Kaufman formulated and developed SkinTek(R) brand of products in 1985 and developed the PRO TAN(R) instant tanning products in 1986. Effective March 30, 1999, the Company entered into a five (5) year executive employment agreement with Stacy Kaufman. See "Employment Agreements and Stock Options" below.

     Cathy Kaufman has been Secretary, Treasurer and a Director of the Subsidiary since September, 1995 and the Company since March 1999. During the five years prior to her employment by the Subsidiary, Cathy Kaufman, who is married to Stacy Kaufman, served as comptroller of a private company engaged in the mail order business.

             DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

     If and when the Transaction is consummated, the Company's current officers and directors will be replaced, without stockholder action, by the following officers and directors:

Name                       Age     Title
----                       ---     -----

Carter  Read               43      President  and  Director
Richard S. Granville III   31      Chairman, Treasurer, Secretary and Director
Mark  S.  Nemscoff         54      Director

     Carter Read has been President of Ultimate Warlock, Inc. since September 1999 and was Vice President from April 1994 to September 1999. He has been a director of Ultimate Warlock, Inc. since April 1994.

     Richard S. Granville, III has been CEO of Ultimate Warlock, Inc. since February 2000. From September 1999 to February 2000, he was Chairman, CEO, and a Director of Grace Development, Inc. (d/b/a as Avana Communications), a public company, and was CEO of its predecessor Avana Communications since March 1997. From January 1996 to February 1997 he was Senior Vice President - Sales of Personal Solutions Group of Atlanta, Georgia. From January 1994 to January 1996 he was General Sales Manager of Rollins, Inc.

     Mark S. Nemscoff has been President and CEO of Nemscoff Chairs, Inc., a contract furniture manufacturer since 1973 and Colby Metal, Inc., a contract metal fabricator, since 1986.

                             EXECUTIVE COMPENSATION

     The following table sets forth the cash and non-cash compensation for each of the last three fiscal years earned by or awarded to the Company's two executive officers.(1)

                           Summary Compensation Table

                                        Long  Term   Compensation
                                           Awards      Payouts
                                        ----------   ------------

                                                     All other
                        Annual  Compensation         Securities  LTIP
                     -------------------------
Name  and                         Other  Restricted  Underlying  Payouts  Compen-
Principal    Fiscal           Annual    Compen-    Stock   Option/  sation
Position     Year    Salary   Bonus($)  sation($)  Awards  SAR's#  ($)  ($)
-----------  ------  -------  --------  ---------  ------  ------  ---  ---
Stacy
Kaufman      1999    101,923         0          0       0       0    0    0
President,   1998     65,942         0     80,000       0       0    0    0
CEO (1)      1997      1,200         0          0       0       0    0    0

Cathy
Kaufman
Secretary,   1999     16,000         0          0       0       0    0    0
Treasurer    1998      6,350         0          0       0       0    0    0
(1)          1997          0         0          0       0       0    0    0

(1) Prior to March 1999, such compensation was paid by the Subsidiary which was acquired by the Company in March 1999.

Employment  Agreements  and  Stock  Options

     On March 30, 1999, the Company entered into a five (5) year executive employment agreement with Mr. Kaufman, which provides for annual base salary of $100,100, subject to an annual increase of 10%, a bonus based upon performance determined by the board of directors, consisting presently of Mr. Kaufman and his wife, Cathy Kaufman, and incentive compensation in the form of stock options, under the Company's 1999 Stock Option Plan. This plan provides for the right to purchase 2,500,000 shares ("Option Shares"), exercisable until the close of business on March 29, 2009, at an exercise price of $.50 per Option Share, which was in excess of 110% of the fair market value of the Company's shares on the date of the agreement and grant. The right to exercise the options is contingent upon the Company's receipt of revenues, as follows: if and when the cumulative revenues reach $700,000, the right to exercise 500,000 Option Shares; $1,540,000 in revenues, and additional 500,000 Option Shares; $2,548,000 in revenues, an additional 500,000 Option Shares; $3,757,600 in revenues, and additional 500,000 Option Shares, and $5,209,120, the last 500,000 in Option Shares.

     If and when the Transaction is consummated Mr. Kaufman's stock options will be cancelled and the Company's wholly-owned subsidiary, Performance Brands, Inc. and not the Company, will be solely obligated for any employment obligations of Stacy Kaufman and Cathy Kaufman.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

     The Company's officers and directors have not filed all reports required by the Exchange Act.

             STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

                       MEETINGS OF THE BOARD OF DIRECTORS

     During  1999  the  Company's  Board  of  Directors  held  no  meetings.


Dated:  August 28, 2000.
                                                 SKINTEK  LABS,  INC.



                                                 By:  /s/  Stacy  Kaufman
                                                    ---------------------------
                                                    Stacy  Kaufman,  President